

Moon of Tribe

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Moon Tribe Feature Film

This document and the information contained herein is provided solely for the purpose of acquainting the reader with the feature film project I'll Be Next Door For Christmas, to be produced by the That Christmas Movie LLC. This does not constitute an offer to sell, or a solicitation of an offer to purchase, securities. This business plan has been submitted on a confidential basis solely for the benefit of selected, highly qualified investors. By accepting delivery of this business plan, the recipient agrees that: (i) the recipient will not reproduce or distribute this confidential business plan without permission; and (ii) all of the information contained herein will be treated as confidential material and is for the person listed hereunder and their associates.

Any statement, estimate or projection as to events that may occur in the future (including, but not limited to, projections of revenue, expenses and net income) were not prepared with a view toward public disclosure or complying with any guidelines of the federal or state securities commission or any other guidelines regarding projected financial information. There is no guarantee that any of these statements, estimates or projections will be attained. Actual results may vary from the estimates and projections, and such variations may be material and adverse.

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Vision

The vision of our movie will be based upon werewolf literature, with some shocking twists!

Think of Batman...if he was a wolf! This movie is capable of breaking some boundaries and creating a new franchise. Our goal is to have a trilogy. The more we fund the more we could contribute to the movie with hiring known actors, and more special effects.





Where are we targeting the films release?

FILM FESTIVALS

FILM FESTIVALS

Approximate subject to change

List of possible 2021 film festivals where the Company will consider submitting the film.
If selected to any film festivals, the Company will attempt to secure distribution.

SOUTH BY SOUTHWEST	MARCH - **2021**
TRIBECA FILM FESTIVAL	APRIL - **2021**
CANNES FILM FESTIVAL	MAY - **2021**
VENICE FILM FESTIVAL	AUGUST - **2021**
TORONTO FILM FESTIVAL	SEPTEMBER - **2021**
SUNDANCE FILM FESTIVAL	JANUARY - **2021**



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fppt.com

Streaming Services











What's your progress so far?

- **Script:** Full feature script is complete and ready to produce

- **Proof of Concept Scene:** We shot our first 2 minute scene located on our main we funder page, to show our film vision!

- **Awards:** We submitted our proof of concept film to the 2020 Tell y awards and won 2 categories best in cinematography and film editing!

- **Proof of Concept Wolf Suit:** We have an artist sketch of our vision for the suit and we plan on using the funds to have a costume designer create it!

- **Funds**: We have two private investors committing around 30k for film productions, last thing we need…… is the full crowdfunding goal!

How long do you need for production?

We plan on Producing the film fully in 3-5 months!

1 Month **2-3 Month** **4-5 Month**



Casting/Prep   Shooting film   Editing and color

Marketing Strategy?

Full Marketing!

Film Marketing

- Once the film has been researched, the marketing process begins.

- Ways films are marketed in the current correct order:

- Internet marketing
- Magazine previews
- Cinema Trailers
- Poster campaign – billboards
- Radio and TV trailers
- Reviews
- Stars appearing in the media to promote it, e.g. chat shows

Conclusion.

Moon of tribe has everything prepared to start aiming for production!

We have created a website for company investors that have a platform to see content from wefunder and capable to vote on film production!

We want you to have a say in the film by opinions and actual votes!

We plan on creating a franchise from this movie, with investors in mind! YOU will be part of something very big.

WE ARE READY!